UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

December 29, 2008

Commission File Number: 000-1432768

Nevoro Inc.
______________________________________________________________
(Exact name of registrant as specified in its charter)

141 Adelaide Street West, Suite 420
Toronto, Ontario, Canada
M5H 3L5
(416) 363-8238
______________________________________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7). _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐                                                      No ☒

If “Yes” is marked, indicate below if the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____

EXHIBIT
NUMBER	DESCRIPTION

99.1	News release of Nevoro Inc. dated December 29, 2008.

 SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVORO INC.
(Registrant)

/s/ William Schara
William Schara
President and CEO

Date:  December 29, 2008